UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-7626

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Corporation Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SENSIENT TECHNOLOGIES CORPORATION

777 EAST WISCONSIN AVENUE

MILWAUKEE, WISCONSIN 53202-5304

(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION

SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002,

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003 AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Benefits Administrative Committee

Sensient Technologies Corporation Savings Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Sensient Technologies Corporation Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

May 28, 2004

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:

Investments at fair value:
Interest in Sensient Technologies Corporation Master Defined Contribution Trust	$70,297,842	$60,923,857

Participant Loans	3,319,395	3,036,451

Total investments	73,617,237	63,960,308

Contributions receivable from Sensient Technologies Corporation	2,255,151	2,107,363

NET ASSETS AVAILABLE FOR BENEFITS	$75,872,388	$66,067,671

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Investment income (loss) – Equity in net income (loss) of Sensient Technologies Corporation Master Defined Contribution Trust	$9,242,418	$(6,025,439)

Contributions:
Participants	4,988,959	4,814,717
Sensient Technologies Corporation	2,255,151	2,046,240

Total additions	16,486,528	835,518

Withdrawals and distributions	(6,617,507)	(8,675,059)

Administrative expenses	(64,304)	(47,474)

Total deductions	(6,681,811)	(8,722,533)

Net increase (decrease)	9,804,717	(7,887,015)

Net assets available for benefits:
Beginning of year	66,067,671	73,954,686

End of year	$75,872,388	$66,067,671

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note A - Accounting Policies:

The financial statements of the Sensient Technologies Corporation Savings Plan (the “Plan”) are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Assets of the Plan are stated at fair value.

Benefits are recorded when paid.

Certain administrative expenses incurred by the Plan are paid by Sensient Technologies Corporation (the “Company”) on behalf of the Plan or from Plan assets as determined by the Benefits Administrative Committee.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain amounts as previously reported have been reclassified to conform to the current year presentation.

Note B - Description of the Plan:

The following description of the Plan provides only general information. Participants should refer to the Plan for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan. Substantially all domestic employees of the Company, except for employees covered by collective bargaining agreements that do not expressly provide for participation in the Plan, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees can contribute up to the maximum amount of their eligible compensation prescribed by the Plan and applicable law. Employee contributions are 100% vested at all times. The Company intends to contribute an amount sufficient to provide 100% matching of the first 4% of eligible compensation contributed to the Plan by those employees who are employed with the Company at the end of each Plan year. Prior to March 1, 2002, all Company contributions were invested in common stock of the Company. Between March 1, 2002 and December 31, 2002, participants age 55 or older who completed at least 10 years of service had the option to invest the Company contributions into any of the funds offered by the Plan. Company contributions for those participants who were not over age 55 with at least 10 years of service were required to be invested in common stock of the Company. Effective January 1, 2003, participants age 55 or older who have completed at least five years of service can invest any Company contribution credited before January 1, 2003 among designated investment funds. In addition, all Company contributions made after January 1, 2003 are invested in accordance with each participant’s investment election, regardless of age or vested service. Company contributions vest at 20% per year of credited service with the Company or upon termination due to death or disability. Amounts that have been forfeited in accordance with provisions of the Plan are applied to reduce Company matching contributions for the following Plan year. Forfeitures were approximately $46,818 and $145,854 for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, forfeitures which remained unallocated in the Plan were $46,818 and $145,854, respectively.

Plan assets may be invested in any type of investment that is legally permitted for employee retirement plans.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note B – (continued):

Participants direct the investment of their account balance, from both participant and employer contributions, except as to certain prior Company contributions as noted above, into various investment options offered by the Plan. The Plan currently offers fifteen mutual funds, two fixed income funds and the Sensient Technologies Common Stock Fund as investment options for participants. Participants may revise their investment allocations daily.

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan Earnings, and charged with withdrawals and an allocation of Plan income and losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan allows participants to borrow funds from their account through the loan fund, up to 50% of their vested balance. All loans require approval by the Benefits Administrative Committee. Monthly payroll deductions are required to repay the loan over five years, or longer if the loan is used to acquire a principal residence. Loans bear interest at a rate that is fixed at the time the loan is taken out and is based on a rate of prime plus 1.5%. Unless loans are repaid in full at the time of retirement or termination, the amount of the loan becomes taxable income to the participant. Interest rates on loans outstanding at December 31, 2003 ranged from 5.75% to 11.00% and the interest rates on loans outstanding at December 31, 2002 ranged from 6.25% to 11.00%.

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provision set forth in ERISA. In the event of termination, participant accounts become fully vested.

Note C - Sensient Technologies Corporation Master Defined Contribution Trust:

The Plan’s investments, except participant loans, are held by the Sensient Technologies Corporation Master Defined Contribution Trust (the “Master Trust”), along with the investments of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan and the Sensient Technologies Corporation Transition Plan. Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes. Although plan assets are commingled, supporting records are maintained for the purpose of determining changes in each plan’s undivided and specifically allocated interest in the Master Trust.

Quoted market prices are used to determine the fair value of marketable securities. Shares of registered investment companies or collective trusts are stated at quoted market prices or withdrawal value. Investment income, realized gains and losses, and unrealized appreciation and depreciation of investments in the Master Trust are allocated to each plan participating in the Master Trust based upon the relationship of the individual interest of each plan to the total of the individual interests of all plans participating in the Master Trust.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note C – (continued):

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The fair value of the net assets of the Master Trust as of December 31, 2003 and 2002 is as follows:

	2003	2002
Sensient Technologies Corporation common stock*	$53,003,097	$60,598,009
Fixed income funds	15,637,573	15,857,627
Mutual funds	43,226,821	29,612,470

Net assets in Master Trust	$111,867,491	$106,068,106

Plan’s investment in Master Trust	$70,297,842	$60,923,857

Plan’s investment in Master Trust as a percent of total	62.84%	57.44%

*	Party-in-interest

The net income (loss) of the Master Trust for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Dividends on Sensient Technologies Corporation common stock*	$1,611,104	$1,510,678
Interest and other dividends	1,232,387	1,267,571
Net appreciation (depreciation) of investments based on quoted market prices	3,074,023	(4,438,312)

Net income (loss) of Master Trust	$5,917,514	$(1,660,063)

Plan’s equity in net income (loss) of the Master Trust	$9,242,418	$(6,025,439)

*	Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note C – (continued):

During the years ended December 31, 2003 and 2002, net appreciation (depreciation) of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) is as follows:

	2003	2002
Sensient Common Stock	$(7,330,545)	$5,195,236
Mutual Funds	10,404,568	(9,633,548)

Net appreciation (depreciation) in fair value of investments - Master trust	$3,074,023	$(4,438,312)

Note D – Nonparticipant Directed Investments:

The nonparticipant directed investments of the Plan held by the Master Trust, are invested in Sensient Technologies Corporation common stock. Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation common stock, cannot be separately determined and are reported as nonparticipant directed investments. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant directed net assets of the Plan held by the Master Trust is as follows:

	2003	2002
Net Assets:
Sensient Technologies Corporation common stock*	$15,180,449	$17,925,896

Nonparticipant directed net assets	$15,180,449	$17,925,896

	2003	2002
Changes in Nonparticipant directed Net Assets:
Contributions	$(101,322)	$(61,123)
Dividends	469,803	440,341
Net appreciation (depreciation)	(1,842,951)	1,462,226
Withdrawals and distributions	(1,260,970)	(2,286,510)
Other	(10,007)	(2,825)

	$(2,745,447)	$(447,891)

*	Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note E – Income Tax Status:

The Plan obtained its latest determination letter on December 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, qualifies under Section 401 of the Internal Revenue Code, as amended. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administration believes that the Plan was qualified and the related trust continues to be tax-exempt as of December 31, 2003. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Note F – Benefits Payable:

As of December 31, 2003 and 2002, the Plan had benefits payable to persons who have elected to withdraw from participation in the earnings and operations of the Plan but have not yet been paid of $83,851 and $20,963, respectively.

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2003

Number of Shares or Face Amount	Description	Cost	Fair Vaule
70,297,842	Interest in Sensient Technologies Corporation Master Defined Contribution Trust*	$66,826,534	$70,297,842

$3,319,395	Participant Loans*	3,319,395	3,319,395

	Total investments (Held at End of Year)	$70,145,929	$73,617,237

*	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Savings Plan

Date: June 25, 2004	By:	/s/ Christopher L. Lawlor
	Name:	Christopher L. Lawlor
	Title:	Chairman, Benefits Administrative Committee Sensient Technologies Corporation

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23	Consent of Independent Auditors